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EXHIBIT 12.2

WASHINGTON MUTUAL, INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
AND PREFERRED DIVIDENDS

	Year Ended December 31,
	2003	2002	2001	2000	1999
	(in millions)
Earnings, including interest on deposits(1):
Income from continuing operations before income tax expense	$6,029	$6,006	$4,826	$2,829	$2,765
Fixed charges	4,687	5,842	8,071	9,330	7,521

	$10,716	$11,848	$12,897	$12,159	$10,286

Preferred dividend requirement	$—	$5	$7	$—	$—
Ratio of income from continuing operations before income tax expense to net income from continuing operations	1.59	1.59	1.59	1.58	1.59

Preferred dividends(2)	$—	$8	$11	$—	$—

Fixed charges(1):
Interest expense	$4,534	$5,726	$7,979	$9,269	$7,461
Estimated interest component of net rental expense	153	116	92	61	60

	4,687	5,842	8,071	9,330	7,521

Fixed charges and preferred dividends	$4,687	$5,850	$8,082	$9,330	$7,521

Ratio of earnings to fixed charges and preferred dividends(3)	2.29	2.03	1.60	1.30	1.37

Earnings, excluding interest on deposits(1):
Income from continuing operations before income tax expense	$6,029	$6,006	$4,826	$2,829	$2,765
Fixed charges	2,522	3,181	4,990	6,051	4,362

	$8,551	$9,187	$9,816	$8,880	$7,127

Preferred dividends(2)	$—	$8	$11	$—	$—

Fixed charges(1):
Interest expense	$4,534	$5,726	$7,979	$9,269	$7,461
Less: interest on deposits	(2,165)	(2,661)	(3,081)	(3,279)	(3,159)
Estimated interest component of net rental expense	153	116	92	61	60

	2,522	3,181	4,990	6,051	4,362

Fixed charges and preferred dividends	$2,522	$3,189	$5,001	$6,051	$4,362

Ratio of earnings to fixed charges and preferred dividends(3)	3.39	2.88	1.96	1.47	1.63

(1)
As defined in Item 503(d) of Regulation S-K.

(2)
The preferred dividends were increased to amounts representing the pretax earnings that would be required to cover such dividend requirements.

(3)
These computations are included herein in compliance with Securities and Exchange Commission Regulations. However, management believes that fixed charge ratios are not meaningful measures for the business of the Company because of two factors. First, even if there were no change in net income, the ratios would decline with an increase in the proportion of income which is tax-exempt or, conversely, they would increase with a decrease in the proportion of income which is tax-exempt. Second, even if there were no change in net income, the ratios would decline if interest income and interest expense increase by the same amount due to an increase in the level of interest rates or, conversely, they would increase if interest income and interest expense decrease by the same amount due to a decrease in the level of interest rates.

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WASHINGTON MUTUAL, INC. COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED DIVIDENDS